GigaCloud Technology Inc
4388 Shirley Avenue
El Monte CA 91731

December 27, 2023

Division of Corporation Finance
Office of Trade & Services
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GigaCloud Technology Inc Form 20-F for Fiscal Year Ended December 31, 2022 Response dated December 4, 2023 File No. 001-41454
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Stephen Kim and Abe Friedman:

This letter sets forth the response of GigaCloud Technology Inc (the “Company”) to the comment (the “Comment”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 12, 2023 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 24, 2023 (the “2022 Form 20-F”). For the Staff’s convenience, we have included herein the Comment in bold, and the Company’s response is set forth immediately below the Comment. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(y) Segment Reporting, page F-29

1. We note your response to prior comment 1. Given your response stating it is impracticable to accurately attribute revenues by country (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable for each of the typically utilized allocation methods (e.g. by selling location, customer location, or the location to which the service is provided). If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company further considered ASC 280-10-55-22 and evaluated the specific characteristics of its revenues from products and services to determine a reasonable method to attribute revenues from external customers to geographic areas.

The Company’s product revenues refer to the sales of its own inventories. The Company attributed the product revenues by geographic areas based on the location of the Company’s warehouses where inventories are shipped from.

The Company’s service revenues refer to the revenues generated from provision of services to the Company’s registered users, including manufacturers (“Sellers”) and online resellers (“Buyers”), on its own platform (“GigaCloud Marketplace”). The Company evaluated and determined the method of attributing revenues by geographic areas based on service type:
•Ocean transportation service: the Company provides ocean shipping services to Sellers to deliver merchandise via ocean transportation to the Company’s global warehouses. The Company attributed such revenues by geographic areas based on the location of the Company’s warehouses receiving the merchandise.
•Warehousing and last-mile delivery service: the Company provides warehousing service to the Sellers and Buyers, whoever have the ownership of the merchandise, in connection with the storage of merchandise in the Company’s warehouses, as well as the last-mile delivery services from warehouses to domestic destinations designated by the Buyers. The Company attributed these revenues by geographic areas based on the location of the warehouses where the merchandise is physically stored.
•Platform commission: the Company charges commission fees for sales transactions consummated on GigaCloud Marketplace. The Company attributed the revenues by geographic area based on the location of the server that hosts GigaCloud Marketplace, which is Hong Kong.

The Company respectfully advises the Staff the Company undertakes to disclose the geographic information in accordance with ASC 280-10-50-41(a) in the following manner in the future filings:

Revenues reported are attributed to geographic areas based on locations of the Company’s warehouses, except for platform commission revenues which are attributed to Hong Kong, where the server of GigaCloud Marketplace is located.

	For the Year Ended December 31,
	2021	2022
	($ in thousands)
Product revenues	315,865	349,443
United States	243,132	269,599
Japan	44,881	40,082
Others(1)	27,852	39,762
Ocean transportation services	36,257	37,957
United States	35,754	37,684
Others(1)	503	273
Last-mile delivery services	33,693	62,745
United States	31,421	60,632
Others(1)	2,272	2,113
Warehousing services	10,498	16,242
United States	7,865	14,569
Others(1)	2,633	1,673
Platform commission	4,814	6,872
Hong Kong	4,814	6,872
Others	13,070	16,812
Revenues	414,197	490,071
_____________________
(1)No other individual region’s revenues exceeded 10% of the Company’s total revenues for the years ended December 31, 2021 and 2022.

If you have further questions or comments regarding, or require further information or clarification of, the response provided in this letter or if the Commission has any questions with respect to the 2022 Form 20-F, please contact the undersigned or Benjamin Su (Tel: +852 2912 2728 (work) or +852 9881 9371 (mobile)) of Latham & Watkins LLP. Questions pertaining to auditing matters may be directed to Ciro Wang, Partner at KPMG Huazhen LLP, at ciro.wang@kpmg.com or +86 (21) 2212-2478 (work) or +86 136-3633-6757 (cell). KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,
GigaCloud Technology Inc

By:	/s/ Larry Lei Wu
Name: Larry Lei Wu
Title: Chief Executive Officer

cc:	Benjamin Su, Latham & Watkins LLP
Ciro Wang, Partner, KPMG Huazhen LLP